UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 18)

ISCO International, Inc.
(Name of Issuer)

COMMON STOCK, par value $.001
(Title of Class of Securities)

46426P103
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 452284102  Page 2 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Alexander Finance, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        45,032,488
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                45,032,488

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

45,032,488

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

22.7%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 452284102  Page 3 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        11,000,000
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                11,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

11,000,000

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

5.5%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 46426P103  Page 4 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bun Partners, Inc.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        45,032,488
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                45,032,488

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

45,032,488

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

22.7%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 46426P103  Page 5 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        56,032,488
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                56,032,488

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

56,032,488

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

28.2%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 46426P103  Page 6 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        56,032,488
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                56,032,488

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

56,032,488

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

28.2%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 46426P103  Page 7 of 9 Pages

The undersigned, Alexander Finance, L.P. ("Alexander") hereby amends its Schedule 13D as filed on November 12, 1999 and as previously amended (the "Schedule 13D") relating to the Common Stock of ISCO International, Inc.
Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

Item 3. Source and Amount of Funds

The Common Stock beneficially owned by Alexander and Grace was purchased with working capital and partnership funds.

Item 4. Purpose of Transaction

On June 26, 2007, the Company and Alexander entered into an amendment to the November 10, 2004 Third Amended and
Restated Loan Agreement, as amended, with corresponding amendments to the Fourth Amended and Restated Guaranties and the Fourth Amended and Restated Security Agreement and notes issued by the Company in favor of the Lenders (the
"Notes" and together with the Third Amended and Restated
Loan Agreement, the Fourth Amended and Restated Guaranties and the Fourth Amended and Restated Security Agreement the
"Loan Documents") in conjunction with the restructuring of the Notes (the "Restructuring").

The Company issued amended and restated Notes (the "Amended and Restated Notes") in aggregate principal amount, of $4,861,705 to replace all of the existing Notes and partial
Accrued interest on the Notes and reflect the amendments to the Loan Documents, including: (i) the extension of the termination dates and maturity dates for all the Notes from August 1, 2007 to August 1, 2009; (ii) the reduction of the interest rate on each of the Notes from 9% to 7% per annum;
(iii) provision for the conversion of the aggregate principal amount outstanding on each of the Amended and Restated Notes at the election of the Alexander, together with all accrued and unpaid interest thereon into shares of the Company's common stock at an initial conversion price of $0.20 per share. The future issuance of the shares underlying the conversion of these notes is subject to shareholder approval to increase the Company's authorized shares. In addition, pursuant to the amendments to the Loan Documents, Alexander has immediately converted
$750,000 of accrued interest outstanding under the Notes each lender held prior to the Restructuring into shares of Common Stock at a conversion price of $0.18 resulting in the issuance of 4,166,667 shares. For further information relating to these Agreements, reference is made to the Company's Report on Form 8-K filed on June 26, 2007 and the exhibits thereto.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Amendment, Alexander, if it converted its 5% convertible notes, would beneficially own
45,032,488 shares of Common Stock, representing approximately 22.7% of the outstanding shares of Common
Stock.  Grace beneficially owns 11,000,000 shares of Common
Stock, representing approximately 5.5% of the outstanding shares of Common Stock. As general partner of Grace and Alexander, Spurgeon may be deemed beneficial owner of 56,032,488 shares of Common Stock, or 28.2% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Alexander, Bun may be deemed beneficial owner of 45,032,488 shares of Common Stock, or 22.7% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace and President of Bun, Whitmore may be deemed beneficial owner of 56,032,488 shares of Common Stock, or 28.2% of the outstanding shares of Common Stock.

Schedule 13D/A

CUSIP No. 46426P103  Page 8 of 9 Pages

(i) Alexander beneficially owns 37,064,846 shares of Common
Stock directly, $2,500,000 face amount of the Issuer's
5% Senior Secured Convertible Notes due June 22, 2010
("5% Notes") which together with accrued interest thereon, are presently convertible into 7,967,642 shares of Common
Stock, and $4,861,705 face amount of the Issuer's 7% Senior
Secured Convertible Notes due August 1, 2009 ("7% Notes") which are not currently convertible into the Company's
Common Stock, but will only be convertible if the shareholders approve the increase in the Company's authorized shares, in order to allow for such an issuance;

(ii) Grace beneficially owns 11,000,000 shares of Common
Stock directly;

(iii) Spurgeon beneficially owns indirectly as the general partner of Alexander and Grace 48,064,846 shares of Common Stock, $2,500,000 face amount of the Issuer's 5%
Senior Secured Convertible Notes due June 22, 2010
("5% Notes") which together with accrued interest thereon, are presently convertible into 7,967,642 shares of Common
Stock, and $4,861,705 face amount of the Issuer's 7% Senior
Secured Convertible Notes due August 1, 2009 ("7% Notes") which are not currently convertible into the Company's
Common Stock, but will only be convertible if the shareholders approve the increase in the Company's authorized shares, in order to allow for such an issuance;

(iv) Bun beneficially owns indirectly as the general partner of Alexander 37,064,846 shares of Common
Stock and $2,500,000 face amount of the Issuer's 5% Senior
Secured Convertible Notes due June 22, 2010 ("5% Notes") which together with accrued interest thereon, are presently convertible into 7,967,642 shares of Common Stock, and $4,861,705 face amount of the Issuer's 7% Senior Secured
Convertible Notes due August 1, 2009 ("7% Notes") which are not currently convertible into the Company's Common Stock, but will only be convertible if the shareholders approve the increase in the Company's authorized shares, in order to allow for such an issuance;

(v) Whitmore beneficially owns indirectly as the owner of
Bun and the general partner of Grace 48,064,846 shares of
Common Stock and $2,500,000 face amount of the Issuer's 5%
Senior Secured Convertible Notes due June 22, 2010
("5% Notes") which together with accrued interest thereon,
are presently convertible into 7,957,642 shares of Common
Stock, and $4,861,705 face amount of the Issuer's 7% Senior
Secured Convertible Notes due August 1, 2009 ("7% Notes")
Which are not currently convertible into the Company's
Common Stock, but will only be convertible if the
shareholders approve the increase in the Company's
authorized shares, in order to allow for such an issuance.
..

(c) The transactions effected by the Filers during the past sixty (60) days are set forth on Schedule A.

(d) No person other than the filers is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of such shares of Common Stock beneficially owned by the Filers.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be filed as Exhibits.
none

Schedule 13D/A

CUSIP No. 46426P103  Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007

Alexander Finance, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
President:  Bun Partners, Inc.
Its:  General Partner

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bun Partners, Inc.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  President

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

SCHEDULE A

TRANSACTION ACTIVITY FOR ISCO INTERNATIONAL, INC. EFFECTED
BY GRACE BROTHERS, LTD. FOR THE 60 DAYS ENDING JUNE 28,
2007.

6/26/2007 Exchanged $750,000 of accrued and uppaid interest relating to the Company's previously issued Notes, into 4,166,667 shares of the Company's Common Stock.